EXHIBIT 17.1

Board of Directors

Global Warming Solutions, Inc.

28751 Rancho California, Suite 100

Temecula, CA 92590

RE: Resignation as Chief Executive Officer and Board of Directors

Effective immediately, I hereby resign as Chief Executive Officer and my Board position as Chairman of the Board of Global Warming Solutions, Inc. (the “Company”).

My resignation is not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Dated: April 8, 2021

/s/ Vladimir Vasilenko

Vladimir Vasilenko